FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 06, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Highlights

The Royal Bank of Scotland Group (RBS) reports a first quarter operating profit(1) of £1,053 million, compared with a profit of £55 million in the fourth quarter of 2010

RBS Core operating profit of £2,093 million, up 25% from Q4 2010

Good momentum in UK businesses, strong results from Global Banking & Markets (GBM) and recovery in RBS Insurance

Q1 attributable loss of £528 million includes an APS charge of £469 million and a charge for movements in the fair value of own debt of £480 million

Core Tier 1 ratio of 11.2%, Core return on equity 15%, Group loan:deposit ratio 115%

Key highlights
RBS showed continued good progress during the first quarter of 2011, with operating profit increasing by almost £1 billion relative to Q4 2010 to £1,053 million. The Core business achieved a return on equity of 15% in Q1, in line with the Group’s long term strategic targets. Core Retail & Commercial demonstrated continued momentum, reflecting both improving economic conditions and positive results from investment programmes, while GBM benefited from improved investor activity. As expected, RBS Insurance returned to profit.

RBS also made further progress in improving its risk profile, with the Non-Core division on track to reduce its funded assets to less than 10% of the Group total by the end of 2011 and the Group’s Core Tier 1 capital ratio improving to 11.2%.

•
Income – Group income rose 8% compared with Q4 2010 to £8,033 million, with strong results in GBM and a consistent underlying result in Retail & Commercial following the disposal of Global Merchant Services (GMS) in Q4 2010. Group income was 12% lower than in Q1 2010, during which GBM experienced favourable market conditions. Group net interest margin (NIM) improved by 1 basis point to 2.03%, adjusted for the number of days in the quarter, with Core Retail & Commercial NIM up 6 basis points to 3.27%.

•	Expenses – Group expenses were £4,121 million, 1% higher than in Q4 2010 and down 7% on Q1 2010. The cost:income ratio, net of claims, improved to 58% (56% in Core businesses).
•
Impairments – Impairments continued on a downward trajectory, falling 9% compared with the prior quarter to £1,947 million and 27% compared with Q1 2010. Non-Core impairments were 11% lower, reflecting the improving corporate environment, but with continued high impairment levels in Ireland. Core impairments also fell, with improvements in UK Retail and UK Corporate more than offsetting higher Ulster Bank impairments.

•
Balance sheet – The Group balance sheet continued to strengthen in Q1 2011. Non-Core third party assets (excluding derivatives) declined by £13 billion during the quarter to £125 billion, and the division remains on track to hit year-end targets.

•
Funding and liquidity – The Group loan:deposit ratio improved to 115%, driven largely by the continued deleveraging of Non-Core. Long-term issuance was £10 billion in the quarter relative to a full year target of £20 billion. Liquidity portfolio of £151 billion remains in line with the Group’s target level.

•
Capital – Group Core Tier 1 ratio strengthened by 50 basis points in Q1 2011 to 11.2%, positioning the Group well to meet future Basel capital requirements. Gross risk-weighted assets, excluding the relief provided by the Asset Protection Scheme (APS), fell by £33 billion to £538 billion.

Note:
(1)
Operating profit/(loss) before tax, movements in the fair value of own debt (FVOD), Asset Protection Scheme credit default swap - fair value changes, amortisation of purchased intangible assets, integration and restructuring costs, strategic disposals, bonus tax, write-down of goodwill and other intangible assets and RFS Holdings minority interest. Statutory operating loss before tax of £116 million for the quarter ended 31 March 2011.

Key financial data

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Core
Total income (1)	7,547	7,138	8,206
Operating expenses (2)	(3,798)	(3,600)	(3,791)
Insurance net claims	(784)	(937)	(1,003)
Operating profit before impairment losses (3)	2,965	2,601	3,412
Impairment losses	(872)	(930)	(971)
Core operating profit (3)	2,093	1,671	2,441

Non-Core operating loss (3)	(1,040)	(1,616)	(1,559)

Group operating profit (3)	1,053	55	882

Fair value of own debt	(480)	582	(169)
Asset Protection Scheme credit default swap - fair value changes	(469)	(725)	(500)
Other items (4)	(220)	80	(218)

Loss before tax	(116)	(8)	(5)

(Loss)/profit attributable to ordinary and B shareholders	(528)	12	(248)

Memo: APS after tax loss	(345)	(522)	(360)

	31 March 2011	31 December 2010	31 March 2010(8)

Capital and balance sheet
Total assets	£1,413bn	£1,454bn	£1,583bn
Funded balance sheet (5)	£1,052bn	£1,026bn	£1,121bn
Loan:deposit ratio (Group) (6)	115%	117%	131%
Loan:deposit ratio (Core) (6)	96%	96%	102%
Core Tier 1 ratio	11.2%	10.7%	10.6%
Tangible equity per ordinary and B share (7)	50.1p	51.1p	51.5p

Notes:
(1)	Excluding movement in fair value of own debt, Asset Protection Scheme credit default swap - fair value changes, strategic disposals and RFS Holdings minority interest.
(2)	Excluding amortisation of purchased intangible assets, integration and restructuring costs, bonus tax, write-down of goodwill and other intangible assets and RFS Holdings minority interest.
(3)
Operating profit/(loss) before tax, movements in the fair value of own debt, Asset Protection Scheme credit default swap - fair value changes, amortisation of purchased intangible assets, integration and restructuring costs, strategic disposals, bonus tax, write-down of goodwill and other intangible assets and RFS Holdings minority interest.

(4)
Other items comprise amortisation of purchased intangible assets, integration and restructuring costs, strategic disposals, bonus tax, write-down of goodwill and other intangible assets and RFS Holdings minority interest. Refer to page 16 of the main announcement for further details.

(5)	Funded balance sheet is total assets less derivatives.
(6)	Net of provisions.
(7)	Tangible equity per ordinary and B share is total tangible equity divided by number of ordinary and B shares in issue.
(8)	Excluding RFS Holdings minority interest for comparability.

Comment

Stephen Hester, Group Chief Executive, commented:

“RBS first quarter results show progress continuing.

We are strongly focused on serving customers well while building capabilities to improve further. Financial strength and resilience continue to show sharp improvement as Core business profitability broadens and Non-Core risks are reduced. This recovery is also allowing us to absorb higher Irish impairments and substantially increased regulatory demands, and to self-fund other “bills from the past” such as restructuring, disposals and the cost of APS support. As we work through these items the Group’s regained strength and Core profitability should be the enduring gain, becoming increasingly available to drive shareholder returns.

Looking ahead we see the macro environment in which we and our customers operate as constructive, despite the continuing challenges of economic recovery in core markets. The strategic goals we have set out for RBS remain our primary focus. There are some headwinds, challenging growth and increasing capital intensity for our industry, that have a shareholder and broader read across. But despite that context RBS expects continued progress.”

Highlights

First quarter results summary
The Royal Bank of Scotland Group (RBS or the Group) reported an operating profit(1) of £1,053 million in the first quarter of 2011, compared with a profit of £55 million in the fourth quarter of 2010 and a profit of £882 million in the first quarter of 2010.

The improved result stemmed primarily from a strong performance in the Core business, where operating profit rose to £2,093 million, up 25% from Q4 2010. The Core Retail & Commercial divisions maintained good momentum, with income holding up well despite fewer days in Q1 compared with Q4 and the consequent impact on net interest income, and after adjusting for the disposal in Q4 2010 of Global Merchant Services (GMS). GBM took advantage of a rebound in investor activity during the quarter. RBS Insurance returned to profit, as the benefits of underwriting actions started to come through.

Return on equity (RoE) in the Core businesses improved to 15% in Q1 2011, in line with the Group’s long term strategic targets. RoE in the Core Retail & Commercial businesses remained steady at 11%, despite continuing losses in Ulster Bank, while GBM and RBS Insurance showed marked improvements compared with the prior quarter.

The Non-Core division made further progress in reducing risk, with funded assets falling by £13 billion and impairments continuing to moderate. Non-Core operating loss was £1,040 million, down 36% from Q4 2010.

An improvement in the Group’s credit spreads resulted in a charge of £480 million in relation to movements in FVOD, compared with a gain of £582 million in the previous quarter. Improving credit spreads on assets covered by the Asset Protection Scheme resulted in a further pre-tax charge of £469 million related to this protection, which is accounted for as a credit derivative with any movement in the fair value taken as an ‘other’ item. Note that cumulative APS charges are now £2 billion relative to the minimum fee required under the scheme of £2.5 billion. After these and other charges totalling £220 million, RBS recorded a pre-tax loss of £116 million. After a tax charge of £423 million and non-controlling interests, there was a £528 million loss attributable to ordinary and B shareholders, compared with a small attributable profit in Q4 2010.

Income
Group income rose 8% compared with Q4 2010 to £8,033 million, with seasonally strong results in GBM more than offsetting a decline in Retail & Commercial following the disposal of GMS in Q4 2010.

Net interest income was 8% lower, reflecting the continued run-off of Non-Core assets, higher funding costs and the shorter calendar quarter. Group net interest margin, adjusted for the number of days in the quarter, improved by 1 basis point to 2.03% compared with Q4 2010, with Core Retail & Commercial NIM up 6 basis points to 3.27%.

Non-interest income rose by 22%, largely driven by strong trading activity in GBM following a seasonally subdued Q4 2010. Non-Core results also showed a strong improvement, with lower disposal losses and fair value write-downs.

(1)	As defined on page i.

Highlights (continued)

First quarter results summary (continued)

Compared with Q1 2010, during which GBM benefited from favourable market conditions, Group income was 12% lower. Core Retail & Commercial income, adjusting for the disposal of GMS, was up 6% on the same period.

Expenses
Group expenses were 1% higher than in Q4 2010. Continuing benefits from the cost reduction programmes undertaken across the divisions continue to drive good overall expense performance. Core Retail & Commercial expenses were down 2% from the fourth quarter, principally reflecting the GMS disposal, and were 6% lower than in Q1 2010.

GBM expenses rose by 23% from Q4 2010 (up 1% from Q1 2010), primarily due to variable compensation driven by the 50% increase in revenue, while Non-Core expenses were 33% lower (49% down from Q1 2010), benefiting from the reduction in its cost base following a number of disposals completed in Q4 2010 and Q1 2011.

As a result, the Group cost:income ratio, net of claims, improved to 58% while Core cost:income ratio also improved to 56%.

Impairments
Impairments continued on a downward trajectory, falling 9% during the quarter to £1,947 million, despite a charge of £1,300 million in relation to Ulster Bank Core and Non-Core portfolios.

Non-Core impairments were 11% lower, relative to Q4, reflecting the improving corporate environment, but with continued high impairment levels in Ulster Bank and in certain other commercial real estate books. Core impairments also fell, with improvements in UK Retail and in UK Corporate which benefited from a £108 million release of latent loss provisions, reflecting improving book quality and credit metrics. This more than offset higher Core Ulster Bank impairments.

Overall, customer loan impairments represented 1.5% of gross customer loans and advances, compared with 1.6% in Q4 2010 and 1.8% in Q1 2010.

Balance sheet
The Group balance sheet continued to strengthen in Q1 2011.

Non-Core third party assets (excluding derivatives) declined by £13 billion to £125 billion and the division is on track to reduce funded assets to below £100 billion by year-end. As at 31 March 2011, the division had a total of £7 billion of transactions agreed but not yet completed, with a strong pipeline of transactions under discussion.

Funding and liquidity
The Group loan:deposit ratio improved further to 115%, compared with 117% at 31 December 2010 and 131% at 31 March 2010, with deposit balances remaining steady while loans have declined, principally in GBM and Non-Core. The Core loan:deposit ratio remained at 96%.

Highlights (continued)

First quarter results summary (continued)

Short-term wholesale funding excluding derivative collateral increased from £129 billion to £145 billion during the first quarter of 2011 due to the inclusion of £16 billion of medium-term notes issued under the Credit Guarantee Scheme which will mature in Q1 2012. Utilisation of central bank funding was reduced from £26 billion to £19 billion over the course of the quarter. The liquidity portfolio remained slightly above target at £151 billion at 31 March 2011.

The Group issued £10 billion of term funding in Q1 2011, £3 billion higher than was issued in Q4 2010.

Capital
The Group’s Core Tier 1 ratio at 31 March 2011 strengthened to 11.2%, up 50 basis points on 31 December 2010 and 60 basis points higher than a year earlier. The increase largely reflected a £33 billion reduction in gross risk-weighted assets (RWAs), excluding the relief provided by the Asset Protection Scheme, to £538 billion, driven by asset run-off, disposals and restructurings and a reclassification of markets assets in Non-Core. The APS provides a benefit to the Core Tier 1 ratio of approximately 1.3% percentage points.

Strategic plan
Measure	Worst point	2010	Q1 2011	2013 Target

Value drivers		Core	Core	Core
• Return on equity (1)	(31%)(2)	13%	15%	>15%
• Cost:income ratio (3)	97%(4)	56%	56%	<50%

Risk measures		Group	Group	Group
• Core Tier 1 ratio	4%(5)	10.7%	11.2%	>8%
• Loan:deposit ratio	154%(6)	117%	115%	c.100%
• Short-term wholesale funding (7)	£343bn(8)	£157bn	£168bn	<£150bn
• Short-term wholesale funding (excluding derivatives collateral)	£297bn	£129bn	£145bn	<£125bn
• Liquidity portfolio (9)	£90bn(8)	£155bn	£151bn	c.£150bn
• Leverage ratio (10)	28.7x(11)	16.8x	17.4x	<20x

Notes:
(1)	Based on indicative Core attributable profit taxed at 28% and Core average tangible equity per the average balance sheet (c. 70% of Group tangible equity based on RWAs).
(2)	Group return on tangible equity for 2008.
(3)	Cost:income ratio net of insurance claims.
(4)	Year ended 31 December 2008.
(5)	As at 1 January 2008.
(6)	As at October 2008.
(7)
Amount of unsecured wholesale funding under 1 year (£168 billion) of which bank deposits are currently £60 billion, target £65 billion, other unsecured wholesale funding currently £108 billion, target £85 billion.

(8)	As at December 2008.
(9)	Eligible assets held for contingent liquidity purposes including cash, Government issued securities and other eligible securities with central banks.
(10)	Funded tangible assets divided by total Tier 1 capital.
(11)	As at June 2008.

Highlights (continued)

First quarter results summary (continued)

Regulation
RBS continues to embrace higher regulatory standards that will reinforce the higher benchmarks that banks themselves, and RBS specifically, are moving to worldwide. The impact of change will be substantial. Its direction is clear though important issues remain to be fully worked through. While the outcome will be a safer industry better serving society overall, the costs are also significant – these reduce bank returns for shareholders, increase bank costs and force savings elsewhere, and impact cost and availability of credit and other services to customers and the economy.

Regulatory change is marked in both areas of financial stability/safety and in conduct matters where modern regulatory requirements are driving increased exposures to fines and other conduct and customer sales costs. In the area of payment protection insurance (PPI), RBS continues to settle claims where we believe that the customer has not been treated fairly or has suffered some detriment. However, a decision on appeal of the court case, led by the BBA, has not yet been made as it relates to important other issues of retrospective regulation. The uncertainties around the outcome of the PPI action mean that, at this time, the Group is unable reliably to estimate any potential financial liability, although it could prove to be material.

The interim report of the UK Independent Commission on Banking (ICB), recently published, has thoughtful analysis and, in its passages supporting the global trends to greater capital, liquidity and resolution resilience, is in line with RBS thinking as well as with these global trends. The specific emerging recommendations will need much detailed work and discussion. Those around subsidiarisation, which are not in line with regulatory developments in other major economies, are likely to add to bank costs – impacting both customers and shareholders – without the safety gains that the broader global Basel process is delivering. The extent of the impact cannot be securely estimated until the ICB recommendations are finalised. RBS continues to engage constructively with those involved to find the best avenues to meet the ICB terms of reference.

Customer franchises
In 2010 the Group focus on serving our customers better began to gain momentum, with many tangible examples of our businesses introducing new and refreshed customer-centric initiatives and investment strategies. This effort continues.

During the quarter UK Retail published the first externally assessed, six-monthly review of its RBS and NatWest Customer Charters. The report highlighted that the division delivered on 80% of the 25 goals outlined and although recognising this as a positive start, UK Retail is not complacent.

Highlights (continued)

First quarter results summary (continued)

Both UK Corporate and Global Transaction Services (GTS) focussed on adding value to their customer proposition through the provision of additional support and advice. For instance, UK Corporate increased lending under the UK Government’s Enterprise Finance Guarantee (EFG) scheme and accounted for over 40% of these government-supported loans by the end of the quarter. Meanwhile, GTS maintained its commitment to helping UK businesses abroad, with the launch of an exporter hotline service providing customers with expert advice on the practicalities and opportunities of expanding in foreign markets.

Over the last year Wealth has invested in and developed technology solutions driven by a desire to improve customer service to its clients. The Q1 2011 launch of a new IT platform in Adam & Company was an important milestone in achieving this, and will be rolled out across the other Wealth businesses in the UK during the remainder of the year.

Ulster Bank’s support of customers who found themselves facing financial difficulty continued – with over 4,000 mortgage arrangements put in place through it's ‘Flex’ initiative which offers customers practical solutions to their money problems and in some cases can include temporary reductions to repayments or loan extensions if appropriate.

In the US, Citizens enhanced its commitment to providing banking services suited to its customers’ needs by offering free internet security software to online bank users, providing peace of mind to customers who value the convenience of banking from home or office.

GBM continues to invest to improve the customer experience. Q1 2011 saw the completion of GBM's programme to refresh RBSMarketplace, delivering a globally standardised, next generation internet and eCommerce platform, the foundation of a re-vitalised electronic trading and eCommerce proposition for its clients. In addition, GBM launched its research platform on both iPad and playbook allowing clients to access high-quality analysis, commentary and strategic trade ideas on the move.

UK Lending

RBS exceeded all its lending targets for the March 2010 to February 2011 Lending Commitments period, with gross new facilities totalling £56.9 billion extended to UK businesses during the 12 month period, £6.9 billion above target. Net mortgage lending was £1.4 billion above target at £9.4 billion.

RBS will maintain its efforts to support UK customers and, along with four other banks, has agreed to seek to foster additional credit demand and to make available the capital and resources to support additional lending capacity in 2011, if demand should materialise beyond current expectations.

During Q1 2011, RBS extended £15.0 billion of gross new facilities to UK businesses. Although January and February saw comparatively weak volumes, with many companies in closed periods, larger corporates increased their borrowing activity in March, taking advantage of attractive rates available in the market to refinance existing loan facilities.

SME credit demand remained more muted, with £6.7 billion of gross new facilities extended during the quarter, down 7% from Q4 2010.

Highlights (continued)

First quarter results summary (continued)

Repayments remain high, with many companies continuing to deleverage. However, drawn business lending balances at 31 March 2011 totalled £120.9 billion overall, compared with £118.8 billion at 31 December 2010. In the SME segment, drawn balances in RBS’s Core Business & Commercial operation were £1.5 billion higher at £51.3 billion, though this benefited from a transfer of portfolios from Non-Core in preparation for the sale of the RBS England & Wales branch-based business to Santander.

Applications for credit have continued to decline, with 72,000 applications received during Q1, down 18% from Q1 2010 and 27% below the levels recorded in Q1 2009. Survey evidence indicates that uncertainty about customer demand remains by far the most significant constraint to growth among SMEs, with 69% of SMEs citing orders or sales as the factor most likely to limit output over the next three months, according to the Confederation of British Industry SME Trends Report, compared with only 8% citing credit or finance.

Outlook

We expect continued progress in our Retail & Commercial businesses during the balance of 2011 through modest NIM expansion, positive operating leverage and gradual normalisation of impairments.

In Ireland, we expect total Ulster Bank Core and Non-Core impairments to remain elevated in the second quarter of 2011 before gradually declining in the second half.

GBM is off to a good start, although markets remain unpredictable.

Our Non-Core division continues to perform in line with its accelerated run-down objectives, while balancing the need to preserve shareholder capital.

Contacts

For analyst enquiries:

Richard O’Connor	Head of Investor Relations	+44 (0) 20 7672 1758

For media enquiries:

Group Media Centre		+44 (0) 131 523 4205

Analysts’ conference call
The Royal Bank of Scotland Group will be hosting a conference call and live audio webcast following the release of the results for the quarter ended 31 March 2011. The details are as follows:

Date:	Friday 6 May 2011
Time:	9.00 am UK time
Webcast:	www.rbs.com/ir
Dial in details:	International – +44 (0) 1452 568 172 UK Free Call – 0800 694 8082 US Toll Free – 1 866 966 8024

Slides
Slides accompanying this document, which will not be formally presented to on the analysts’ conference call, will be available on www.rbs.com/ir.

Financial supplement
A financial supplement will be available on www.rbs.com/ir. This supplement shows published income and balance sheet financial information by quarter for the last nine quarters to assist analysts for modelling purposes.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  06 May, 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary